1934 Act Registration No. 1-14700

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________________
FORM 6-K
_____________________________
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of April 2026
(Commission File Number: 001-14700)
_____________________________
Taiwan Semiconductor Manufacturing Company Limited
(Translation of Registrant’s Name Into English)
_____________________________

No. 8, Li-Hsin Road 6
Hsinchu Science Park
Hsinchu 300-096, Taiwan
Republic of China
(Address of Principal Executive Offices)
_____________________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1):☐
Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7):☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Limited

Date: April 17, 2026	By	/s/ Wendell Huang

Wendell Huang

Senior Vice President & Chief Financial Officer

Announcement of the revision to the agenda for 2026 Annual Shareholders’ Meeting

TSMC held a special meeting of the Board of Directors on April 17, 2026 to approve the revision to the agenda for TSMC’s 2026 Annual Shareholders’ Meeting as follows:

I.Report Items
1.To report the business of 2025
2. 2025 Audit and Risk Committee’s review report
3.To report 2025 earnings distribution
4.To report 2025 directors’ compensation
5.To report 2025 employees’ profit sharing bonuses
6.To report the issuance of unsecured corporate bonds

II.Proposed Resolutions
1.To accept 2025 Business Report and Financial Statements
2.To revise the Articles of Incorporation (Newly added)
3.To revise the Procedures for Acquisition or Disposal of Assets